SECUI 09040730 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 AND ENDING March 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph M. Mattone **(212) 667-9546**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2009, are true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Name: Nathan Gorin
Title: Chief Financial Officer

Name: Mark Apsey
Title: Chief Operations Officer

PENNY P. TEHRANI-LITTRELL
Notary Public, State of New York
No. 02TE6138433
Qualified in New York County
Commission Expires Dec. 19, 2009

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2009, in conformity with U.S. generally accepted accounting principles.

May 28, 2009

Ernst & Young LLP

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2009
(Dollars in Thousands)

Assets				
Cash and cash equivalents			$	513,162
Cash segregated pursuant to federal regulations				180,000
Collateralized short-term financing agreements:				
Securities borrowed	$	7,984,761		
Securities purchased under agreements to resell		3,121,845		
				11,106,606
Trading assets ($375,841 were pledged to various parties)				2,150,907
Receivables:				
Brokers, dealers and clearing organizations		223,777		
Customers		26,230		
Interest and dividends		15,435		
Redemption receivable, net		6,289		
				271,731
Securities received as collateral				5,292
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $64,662				6,472
Other assets				45,622
Total assets			$	14,279,792

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2009
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities loaned	$ 6,565,907	
Securities sold under agreements to repurchase	4,783,454	
Bank borrowings	14,518	
		$ 11,363,879
Trading liabilities		170,790
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	1,720,047	
Compensation and benefits	53,455	
Customers	20,580	
Interest and dividends	10,121	
Other	52,228	
		1,856,431
Obligation to return securities received as collateral		5,292
Commitments and contingent liabilities		
Subordinated borrowings		800,000
Total liabilities		14,196,392
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	1,050,000	
Accumulated deficit	(966,600)	
Total stockholder's equity		83,400
Total liabilities and stockholder's equity		$ 14,279,792

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Statement of Financial Condition

March 31, 2009

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is regulated by the Financial Industry Regulatory Authority ("FINRA") as its designated regulatory organization. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as pricing models) and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability. Also, SFAS 157 nullifies the guidance in Emerging Issues Task Force ("EITF") Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3"), which precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative

2. Significant Accounting Policies (continued)

was obtained from a quoted market price or other valuation technique incorporating observable market data.

SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires expenses related to acquiring financial instruments carried at fair value to be included in earnings and not recognized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

The Company adopted SFAS 157 as of April 1, 2008, as required. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of (i) a financial instrument that was traded in an active market that was measured at fair value using a block discount and (ii) a stand-alone derivative or a hybrid measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, is to be applied as a cumulative-effect adjustment to opening retained earnings. There were no cumulative-effect adjustments as of April 1, 2008.

The fair value hierarchy under SFAS 157 is as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example is an interest rate swap contract between short-term floating interest rate and fixed interest rate.
>
> Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on the fair value measurement of an instrument.

2. Significant Accounting Policies (continued)

In October 2008, the FASB issued Staff Position No. SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP SFAS 157-3"). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP SFAS 157-3 is effective upon issuance, including prior periods for which a statement of financial condition has not been issued. The adoption of FSP SFAS 157-3 by the Company did not have any impact on its Statement of Financial Condition.

The trading assets and liabilities categorized based upon the fair value hierarchy under SFAS 157 are described in Note 4.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option* ("SFAS 159"), which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. If the entity elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The initial effect of adopting SFAS 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the fiscal year in which the standard is first applied. Retrospective application of SFAS 159 to fiscal years preceding the effective date is not permitted. The adoption of SFAS 159 on April 1, 2008 did not have any impact on the Company's Statement of Financial Condition as the Company did not elect to carry any financial assets or financial liabilities at fair value as a result of the adoption of SFAS 159.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while revenue and expense accounts are translated at the actual rates of exchange during the year. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes.

2. Significant Accounting Policies (continued)

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis.

Trading Assets and Trading Liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income on a trade date basis.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. In instances where valuation models are applied, inputs are correlated to a market value, combinations of market values or the Company's proprietary data. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are discussed in New Accounting Pronouncements.

Collateralized Short-Term Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements* ("FIN 41"). It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize

2. Significant Accounting Policies (continued)

securities sold under agreements to repurchase. Substantially all of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized.

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in Securities received as collateral and Obligation to return securities received as collateral, respectively, on the Statement of Financial Condition.

Redemption Receivable, net

Redemption receivable represents the net receivable as of March 31, 2009 from a money market fund, which is currently in liquidation. The receivable is recorded at its original value, net of an allowance of $8 million. Subsequent to March 31, 2009, the Company received $4.5 million from the money market fund. The Company anticipates receiving the remaining balance net of any recorded allowances.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years.

2. Significant Accounting Policies (continued)

Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, which range from three to sixteen years.

Memberships in Exchanges

Memberships in exchanges, which are included in Other assets on the Statement of Financial Condition, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment.

Revenue Recognition

Interest and dividend revenues are earned primarily from collateralized short-term financing agreements and trading assets and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Commission revenues consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Principal transaction revenues include realized and unrealized gains and losses from proprietary trading.

Expenses

Interest expense is incurred primarily on securities loaned, securities sold under agreements to repurchase and subordinated borrowings and is accounted for on an accrual basis.

Reimbursed expenses from affiliates are for certain expenses incurred and services rendered by the Company on the affiliates' behalf. These reimbursements are reflected as a reduction of expenses.

2. Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109").

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of SFAS 109 ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. The Company adopted the provisions of FIN 48 on April 1, 2007 (see Note 12).

3. Cash and Securities Segregated Pursuant to Federal Regulations

Cash of approximately $180 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Fair Value Measurements

Management estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition (including collateralized short-term financing agreements, trading assets and trading liabilities, receivables and payables, short-term borrowings and subordinated borrowings) approximate their carrying value, as such financial instruments are either measured at fair value on a recurring basis or are short-term in nature, bear interest at current market rates or are subject to repricing.

4. Fair Value Measurements (continued)

In all cases, fair value is determined in accordance with SFAS 157, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

In accordance with SFAS 157, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. When a derivative is valued using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3 financial assets or liabilities, where the Level 3 inputs are significant in its measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency securities	$ 1,899,718	$ 248,630	$ -	$ 2,148,348
Equity securities	1,132	496	-	1,628
Money market mutual funds	525	-	-	525
Derivative contracts	406	-	-	406
Total Trading assets	$ 1,901,781	$ 249,126	$ -	$ 2,150,907
Other Assets [1]	$ -	$ 4,000	$ -	$ 4,000
Liabilities:				
U.S. government and agency securities	$ 170,185	$ -	$ -	$ 170,185
Equity securities	476	-	-	476
Derivative contracts	129	-	-	129
Total Trading liabilities	$ 170,790	$ -	$ -	$ 170,790

[1] Represents equity securities held for non-trading purposes.

4. Fair Value Measurements (continued)

At March 31, 2009, the Company had no financial assets or liabilities classified as Level 3.

Financial assets pledged as collateral to creditors represent proprietary positions that have been pledged as collateral on terms that permit the counterparty to sell or repledge the financial assets to others. At March 31, 2009, the Company has pledged $375.8 million of financial assets. These instruments primarily consist of U.S. government and agency securities.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2009 (dollars in thousands):

	Receivables	Payables
Receivables from / payables to clearing organizations	$ 181,205	$ 2,938
Securities failed-to-deliver/receive	42,572	73,044
Trade date adjustment	-	1,644,065
	$ 223,777	$ 1,720,047

Receivables from clearing organizations include cash collateral deposited with clearing organizations. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Trade date adjustment represents the net amount payable on unsettled securities transactions.

6. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment and cash transactions. Securities owned by customers are held as collateral for receivables.

7. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("Rule 15c3-1") (dollars in thousands):

Lender	Principal		Maturity Date	Interest Rate
NHA	$	500,000	March 31, 2011	Variable
NHA		300,000	December 31, 2009	Variable
	$	800,000		

To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, they may not be repaid. At March 31, 2009, the interest rate on these loans was 1.03%, which is based on NHA's adjusted cost of funds. Interest payable at March 31, 2009 was $0.7 million.

The Company has approval from the FINRA for a Revolving Note and Cash Subordination Agreement (the "Agreement") with NHA for up to $1,450 million. There were no amounts outstanding under the Agreement at March 31, 2009. The subordinated borrowings are available in computing net capital under the Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subsequent to March 31, 2009, the Company borrowed a total of $450 million under the Agreement. The interest rate on this loan is variable.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include futures, forward and foreign exchange contracts, mortgage-backed to-be-announced securities (TBAs), interest rate swaps and securities purchased and sold on a when-issued basis. The Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Futures contracts, forward contracts, TBAs and when-issued

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Interest rate swaps are contractual agreements in which two counterparties agree to exchange a stream of interest payments at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluating and limiting its credit risk.

9. Collateralized Financing Agreements

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2009, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $3.1 billion and $7.7 billion, respectively, substantially all of which was sold or repledged.

10. Commitments, Contingent Liabilities and Guarantees

The Company provides letters of credit issued by various banks to counterparties to satisfy various collateral and margin requirements in lieu of depositing cash or securities. At March 31, 2009, letters of credit outstanding were $125 thousand.

The Company is committed under contracts with key employees to pay guaranteed bonuses of approximately $10.0 million for the fiscal year ended March 31, 2010.

Presented below is a schedule of minimum future rentals on non-cancelable operating leases as of March 31, 2009, including amounts offset by sublease income of approximately $0.8 million:

	Minimum Future Rentals, Net of Sublease Income (in thousands)	
Year Ended March 31:		
2010	$	298
2011		280
2012		283
2013		287
2014		272
2015 and after		62
Total minimum future rentals	$	1,482

Operating leases are subject to escalation clauses and are generally cancelable with substantial penalties.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. In view of the inherent difficulty of predicting the outcome of such actions, the Company cannot predict what the eventual loss related to such matters will be. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with legal counsel, that the resolution of such suits will not have a material adverse effect on the financial condition or results of operations of the Company.

10. Commitments, Contingent Liabilities and Guarantees (continued)

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments open at March 31, 2009.

11. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. The Company incurs commission expense for trades executed with affiliates on behalf of their clients. In addition, NHA provides office space and other equipment for use by the Company. Additionally, the Company reimburses NHA and its affiliates, and NHI's affiliates for expenses and certain other costs, which are paid on behalf of the Company.

At March 31, 2009, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets		
Securities borrowed	$	442,719
Securities purchased under agreement to resell		2,208,019
Receivables from brokers, dealers and clearing organizations		25,557
Receivables from customers		538
Interest and dividends receivable		5,567
Securities received as collateral		2,092
Other assets		32,486
Liabilities		
Securities loaned	$	1,804,528
Securities sold under agreements to repurchase		280,376
Payables to brokers, dealers and clearing organizations		64,099
Payables to customers		200
Interest and dividends payable		1,486
Other payables		31,702
Obligation to return securities received as collateral		2,092
Subordinated borrowings		800,000

12. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA and other states of

12. Income Taxes (continued)

approximately $259 thousand and $156 thousand are included in Other payables on the Statement of Financial Condition as of March 31, 2009.

The components of the Company's net deferred tax asset at March 31, 2009 are as follows (dollars in thousands):

Deferred tax asset	$	653,189
Less valuation allowance		(652,262)
		927
Deferred tax liability		(927)
Net deferred tax asset	$	-

SFAS 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Statement of Financial Condition or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards and Section 163(j) interest expense deferral.

A valuation allowance of $652.3 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in SFAS 109. The net increase during the fiscal year ending March 31, 2009 in the total valuation allowance is $155 million.

At March 31, 2009, the Company had federal net operating loss carryforwards of approximately $602 million which begin to expire in the year ending March 31, 2019. In addition, the Company had New York State and City net operating loss carryforwards of approximately $715 million which begin to expire in the year ending March 31, 2019.

As of March 31, 2009, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

12. Income Taxes (continued)

The Company is currently under audit for various state and local tax jurisdictions for the tax years ended March 31, 2002 through 2007. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

13. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Certain of the Company's employees participate in NHA's various incentive plans. The Company records its allocated share of stock-based compensation cost from NHA as an expense with a corresponding liability to NHA.

14. Net Capital

As a registered broker-dealer, the Company is subject to Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Rule 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $500,000, whichever is greater. The Company is required to maintain regulatory net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2009, the higher regulatory net capital requirement was the SEC's Uniform Net Capital Rule. At March 31, 2009, the Company had regulatory net capital of approximately $756.8 million, which was approximately $755.8 million in excess of required regulatory net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.
(a subsidiary of Nomura Holding America Inc.)
March 31, 2009
with Report of Independent Registered Public Accounting Firm